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                                                                   EXHIBIT 99.1
                            M.S.D. & T. FUNDS, INC.
                                  FORM N-SAR
                    FOR THE FISCAL YEAR ENDING MAY 31, 1998


Sub-Item 77D:  Policies with respect to security investments

     At a meeting of Registrant's Board of Directors held on April 24, 1998, the following investment policy changes were approved: (i) with respect to Growth & Income Fund, Equity Income Fund and Equity Growth Fund, each Fund may invest in debt obligations convertible into common stock that are rated at the time of purchase in the fourth highest rating category or lower by one or more nationally recognized statistical rating organizations; (ii) with respect to the Limited Maturity Bond Fund, the Fund may invest in debt obligations rated in one of the four highest rating categories by one or more nationally recognized statistical rating organizations; and (iii) with respect to the Limited Maturity Bond Fund, the Fund's average weighted portfolio maturity is expected to be between two and five years.


Sub-Item 77I:  Terms of new or amended securities

     Articles Supplementary relating to the Equity Income, Equity Growth, Total Return Bond, Intermediate Tax-Exempt Bond and National Tax-Exempt Bond Funds are incorporated herein by reference to Exhibit (1)(i) of Post-Effective Amendment No. 20 to the Registrant's Registration Statement on Form N-1A filed on December 5, 1997.


Sub-Item 77Q1:  Exhibits

     (a) Copies of any material amendments to the Registrant's charter or by-laws.

               See response to Sub-Item 77I.

     (d) Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to Sub-Item 77J.

               See response to Sub-Item 77I.